DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com Samer Zabaneh samer.zabaneh@dlapiper.com T 512.457.7126 F 512.721.2226

October 30, 2020

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:  BigCommerce Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted October 30, 2020

CIK No. 0001626450

Ladies and Gentleman:

BigCommerce Holdings, Inc. (the “Company”) has submitted a Draft Registration Statement on Form S-1 on a confidential basis with the Securities and Exchange Commission on October 30, 2020. The Company submitted the Draft Registration Statement prior to the end of twelfth month following August 4, 2020, the effective date of the Company’s registration statement on Form S-1 under the Securities Act of 1933, as amended, filed in connection with the Company’s initial public offering. On behalf of the Company, we confirm that the Company will file the registration statement no later than 48 hours prior to the requested effective date and time, in compliance with Rules 460 and 461.

Please do not hesitate to contact me by telephone at (512) 457-7126 with any questions or comments regarding this correspondence.

Very truly yours,

DLA Piper LLP (US)

/s/ Samer Zabaneh

Samer M. Zabaneh

Partner

DLA Piper LLP (US)

cc:        Brent Bellm (BigCommerce Holdings, Inc.)

Jeff Mengoli (BigCommerce Holdings, Inc.)

Chuck Cassidy (BigCommerce Holdings, Inc.)

Justin Bowes (BigCommerce Holdings, Inc.)

Joseph Fore (DLA Piper LLP (US))

Drew M. Valentine (DLA Piper LLP (US))

Nicole Brookshire (Cooley LLP)

Darren DeStefano (Cooley LLP)

Mark Ballantyne (Cooley LLP)